December 29, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Consulting Group Capital Markets Funds (“Trust”) SEC File No. 811-06318
Ladies and Gentlemen:
On behalf of the Trust, and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith for filing via the EDGAR system Post-Effective Amendment No. 55 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto. This filing is made pursuant to Rule 485(b) for the purpose of: (1) furnishing the Trust’s audited financial statements for the fiscal year ended August 31, 2010; (2) responding to the Staff’s comments on Post-Effective Amendment No. 54; and (3) making other non-material changes.
The Amendment does not contain disclosures that would render it ineligible to be filed under Rule 485(b).
Please contact the undersigned or Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at (617) 772-1616, if you have any questions or comments concerning this filing.

Very truly yours,
/s/ PAUL F GALLAGHER
Paul F. Gallagher
Chief Legal Officer

cc:	Steven Hartstein (via email) Timothy Levin, Esq. (via email)